

September 5, 2013

<u>Via E-mail</u>
Tom Naratil
Group Chief Financial Officer
UBS AG
Bahnhofstrasse 45
CH-8001 Zurich, Switzerland

> **Re:** **UBS AG**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed March 14, 2013**
> **Form 6-K filed April 30, 2013**
> **Responses dated February 28, 2013 and April 29, 2013**
> **File No. 001-15060**

Dear Mr. Naratil:

We have reviewed your filings and responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

General

1.   Please tell us about any contacts with Syria, Sudan and Cuba since your letters to us dated February 18, 2011 and June 6, 2011. We note that Byblos Bank and Mashreq Bank list you as a correspondent bank and Byblos Bank has offices and branches in Syria and Sudan, and Mashreq Bank has offices and branches in Sudan. We note that your website lists the Caribbean as one of your markets, and Cuba is in the Caribbean. As you know, Syria Sudan and Cuba are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with

Syria, Sudan and Cuba, whether through subsidiaries, affiliates, customers, or other direct or indirect arrangements. Your response should describe any products or services you have provided to Syria, Sudan or Cuba directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of Syria, Sudan and Cuba or entities controlled by those governments.

2. Please discuss the materiality of any contacts with Syria, Sudan or Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

Risk management and control – Credit risk, page 136

Exposures to selected Eurozone countries, page 150

3. We note the response to comment 18 in your response letter dated February 28, 2013. As previously requested, please revise your disclosure in future filings to quantify the amount of indexed or tranched purchased credit derivatives included in your tabular disclosure.

Notes to the consolidated financial statements

Note 23 – Provisions and contingent liabilities, page 375

4. We note the response to comment 5 in your response letter dated April 29, 2013. Please revise your disclosure in future filings to quantify the portion of your restructuring provisions related to onerous lease contracts versus the portion related to severance costs. Further, please consider disclosing personnel related provisions as a separate class from onerous lease provisions in future filings to the extent that the liabilities or changes in the liabilities become material.

b) Litigation, regulatory and similar matters, page 375

5.   We note the response to comment 8 in your response letter dated February 28, 2013. We also understand from our conference call on April 4, 2013, that you are able to determine the expected timing of outflows of economic benefits in some circumstances. This fact should be disclosed along with the expected timing of any outflows of economic benefits for your litigation and regulatory matters provision class for which you are able to make such an estimate, as well as information regarding the amount of your provisions covered by such expected timing disclosure. Please provide us with your proposed disclosure, and tell us whether disaggregation of such disclosures by business division is practicable.

6.   We note the response to comment 3 in your response letter dated April 29, 2013 as well as your responses to comments 21 and 22 in your response letter dated September 10, 2012. Please revise your disclosure in future filings to clearly describe how you evaluate whether both a provision and a contingent liability can arise from the same set of circumstances and clearly indicate that, with the exception of certain limited situations, you believe these to be mutually exclusive concepts.

7.   We note your disclosure at the top of page 376 explaining the reasons that you do not believe an aggregate estimate for your litigation, regulatory and similar matters as a class of contingent liabilities is practicable. Given the response to comment 22 in your response letter dated September 10, 2012 that you are able to estimate the possible financial effects beyond the level of current reserves established for certain cases but not others, we believe that this fact should be disclosed along with your estimate of the possible financial effects, which may be aggregated for all of the litigation matters for which you are able to make such an estimate. Such aggregated disclosure should mitigate your concern that providing these estimates could seriously prejudice your position in these matters. Alternatively, and if true, you could include a statement that the possible financial effects beyond the level of current reserves established would not have a material impact on your statement of financial condition, operations and cash flows. Please provide us with your proposed disclosure, and tell us whether aggregation of such amounts by business division is practicable.

8.   We note the response to comment 2 in your response letter dated April 29, 2013. Please confirm that you will disclose this information in future filings in order to provide a link between the segment level provision rollforward presented on page 376 and the narrative discussion of the 18 matters discussed below that table.

9.   We note the response to comment 23 in your response letter dated September 20, 2012. It appears from your response that you rely on the exception in paragraph 92 of IAS 37 on a regular basis as rationale for not disclosing certain facts related to litigation and regulatory matters. Again, we point out that this exemption should be used in extremely rare cases, and that when it is used you are still obligated to disclose certain information

related to the general nature of the dispute(s) together with the fact that, and reason why, the information has not been disclosed. Therefore, we again ask that you tell us and revise future filings to explicitly identify the matters to which you are applying the prejudicial exemption, and state, on a <u>case-by-case basis</u>, the general nature of the dispute(s), the type of information that has been omitted, and reason(s) why this information has not been disclosed. Please provide us with your proposed disclosures.

<u>6. Claims related to sales of residential mortgage-backed securities and mortgages, page 377</u>

10.   We note the responses to comment 21 from your letter dated February 28, 2013 and comment 4 from your letter dated April 29, 2013. Please provide us with a more detailed analysis regarding the specific legal strategy you referred to in your April 29, 2013 response for which you requested confidential treatment.

<u>Note 31 – Equity participation and other compensation plans, page 428</u>

<u>Deferred Contingent Capital Plan (DCCP), page 429</u>

11.   We note your disclosure herein as well as on page 290 regarding the issuance of deferred compensation awards under the DCCP during 2012. Please confirm that the fair value of these awards is re-measured at each balance sheet date, and clarify how the fair value of such awards is determined. In this respect, describe the significant assumptions used and specifically explain how the contingent interest payments (which are contingent on achieving pre-tax profit in a given period) are factored into your fair value determination.

<u>Form 6-K filed April 30, 2013</u>

<u>Notes to the interim consolidated financial statements</u>

<u>Note 1 – Basis of accounting, IFRS 10 Consolidated Financial Statements, page 87</u>

12.   We note that upon the adoption of IFRS 10 on January 2, 2013 you consolidated certain entities that previously were not consolidated and deconsolidated certain entities that were previously consolidated. Please address the following:

- For each entity (or type of entity) that was newly consolidated or deconsolidated as a result of the adoption of IFRS 10, summarize the key factors that were considered in reaching your conclusion to consolidate/deconsolidate those entities and cite the specific guidance in IFRS 10 that you relied upon in forming your conclusion.
- Revise your disclosure in future filings to clarify how you applied the transition provisions set forth in paragraphs C4 – C6 of IFRS 10.

- With respect to the deconsolidation of certain entities that issue preferred securities, explain how you determined that the subordinated notes (with the exception of CHF 1.2 billion classified as a liability) should be classified as "equity attributable to preferred note holders". In this regard, provide a detailed analysis explaining why you believe equity classification is appropriate for these instruments and explain how you determined that the equity and profit associated with these instruments should be presented outside of that which is attributable to UBS shareholders. Please also provide references to the relevant authoritative literature.

You may contact Brittany Burris at (202) 551-3572 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Hardy at (202) 551-3676 with any other questions.

Sincerely,

/s/ Angela Connell for

Stephanie Ciboroski
Senior Assistant Chief Accountant